Mail Stop 3561

June 26, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Stephen D. Young
Chief Financial Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

>   **Re:**   **Franklin Covey Co.**
>   **Form 10-K for the year ended August 31, 2005**
>   **Filed November 29, 2005**
>   **File No. 001-11107**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 31, 2005

Management's Discussion and Analysis

– Liquidity and Capital Resources

  1. In future filings, please include disclose the anticipated amount of capital

expenditures for the following fiscal year in your liquidity and capital resources section of MD&A. See Item 303(a)(2) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss)

2. We note from your disclosure in your MD&A section that the income tax benefit for fiscal 2005 resulted primarily from reversal of accruals related to the resolution of certain tax matters. Please explain to us your accounting policy for recording income tax reserves. Tell us the nature of the facts and circumstances surrounding the reversal of the accruals and why you determined it was appropriate to reverse the accruals in fiscal 2005.

3. We note your presentation of the gain from the sale of an equity investment as part of income from operations. In future filings, please present this gain as non-operating income.

Notes to the Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

- Revenue Recognition

4. We note from your disclosure in MD&A that you recognize royalty income from distributors. Please tell us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing royalty income. Also, please tell us the amount of royalty income that was recorded during fiscal 2004 and 2005.

Note 4. Property and Equipment

5. We note from your footnote that the difference between the carrying value of the financial obligation and the present value of the future minimum financing obligation payments represent the carrying value of the land sold in the transaction, which is not depreciated and at the conclusion of the master lease agreement, the Company intends to write-off the remaining financing obligation and carrying value of the land. Please tell us how you considered the guidance under paragraph 26 of SFAS No. 13 in determining the accounting treatment of the land, and explain why you believe writing off the land is appropriate. Please provide us with the accounting guidance which supports your accounting treatment. We may have further comment upon receipt of your response.

Note 11. Management Common Stock Loan Program

6. We note from your disclosure that based on the changes made to the terms of the management common stock loan program, you currently account for the loans as variable stock option arrangements. Please explain to us how you consider the shares outstanding under the management loans in calculating basic and diluted earnings per share.

7. We note that you currently account for your management common stock loans as variable stock arrangements, and under the adoption of SFAS No. 123R you will only recognize additional compensation expense if the Company takes action on the loans that in effect constitutes a modification of an option. Please explain to us why it appears that your management common stock loans will not be marked to market at the end of each reporting period upon adoption of SFAS No. 123R. Please tell us why you believe your accounting treatment is appropriate and provide us with the accounting guidance that supports your treatment. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief